Form 6-K | Integrated Media Technology Limited

Exhibit 99.1

INTEGRATED MEDIA TECHNOLOGY LIMITED ANNOUNCES

MOU FOR DIGITAL ASSETS AND NFT FOR CO-CONTENT DEVELOPMENT

SYDNEY and NEW YORK, April 11, 2022 -- Integrated Media Technology Limited (NASDAQ: IMTE) ("IMTE" or the "Company"), announces today that on April 6, 2022 the Company's subsidiary Ace Corporation Limited ("Ace") has entered into a Memorandum of Understanding ("MOU") with Grown Up Group Investment Holdings Limited, a company listed on the Hong Kong Stock Exchange Limited, HKSE: 1842 ("GUGIHL") to (i) enter into a business relationship to be co-content developers of Non-Fungible Tokens ("NFT") and other digital assets for trading on the Ouction platform; (ii) to have Ace's online digital assets exchange trading market place (called "Ouction") to be one of the partners in the metaverse to be set up by GUGIHL; and (iii) GUGIHL to establish a team for the development of a metaverse.

GUGIHL is initiating the development of a metaverse focusing on Asia and China culture and art. GUGIHL intends to build up a metaverse ("Metaverse") that can host events and exhibitions in the virtual world. A metaverse is a digital reality that combines aspects of social media, online gaming, augmented reality (AR), virtual reality (VR), and cryptocurrencies to allow users to interact virtually. Augmented reality overlays visual elements, sound, and other sensory input onto real-world settings to enhance the user experience. In contrast, virtual reality is entirely virtual and enhances fictional realities. By using these new technologies, GUGIHL expects to be able to simulate historical cultural events in the virtual world.

The Company and GUGIHL ("Parties") agree to formalize the definitive agreement of the cooperation within 6 months from the signing of this MOU. The Parties expect the agreement will be formalized so that ACE shall have the right to supply and services GUGIHL's Metaverse, for a period of time. GUGIHL shall bear the costs of establishment and promoting the virtual galleries for a period of not less than six months from the date the Metaverse has such number of users to be agreed by the Parties. All proceeds derived/received, including advertising and gate receipts, from the virtual galleries shall be shared 50/50 between the Parties. The Parties will do best effort to find prospective themes and contents for virtual rooms in the Metaverse. Also, once GUGIHL has completed the development or acquisition of the Metaverse, Ace shall commence promoting on its Ouction platform and to its members to share/display their NFTs contents in the Metaverse. The Parties shall also find additional prospective content providers to promote the mutual interest of the Parties. The Parties will evaluate the Metaverse once available for testing and use for a reasonable test period no less than two (2) months; the evaluation will include consumer acceptance at the Metaverse, platform performance for effectiveness, and user experience in the Metaverse virtual world.

About Integrated Media Technology Limited ("IMTE")

IMTE is an Australian company engaged in the business of manufacture and sale of nano coated plates for filters, the manufacture and sale of electronic glass, Halal certification and distribution of Halal products, the operating of an online exchange platform for trading in digital assets and the provision of financial research. For more information, please visit www.imtechltd.com.

Safe Harbor Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including those regarding IMTE's expectations, intentions, strategies, and beliefs pertaining to future events or future financial performance. Actual events or results may differ materially from those in the forward-looking statements because of various important factors, including those described in the Company's most recent filings with the SEC. IMTE assumes no obligation to update publicly any such forward-looking statements, whether because of new information, future events or otherwise. For a more complete description of the risks that could cause our actual results to differ from our current expectations, please see the section entitled "Risk Factors" in IMTE's annual reports on Form 20-F and interim reports on Form 6-K filed with the SEC, as such factors may be updated from time to time in IMTE's periodic filings with the SEC, which are accessible on the SEC's website and at http://www.imtechltd.com.

Investor Relations Contact:

Email: corporate@imtechltd.com

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